As filed with the SEC on June 28, 1999      SEC Registration No. __________

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM 10-SB

                 GENERAL FORM FOR REGISTRATION OF SECURITIES Pursuant to Section 12(b) or (g) of the Securities Exchange Act of
                                     1934

                            Nova Pharmaceutical, Inc.

A Nevada Corporation               2834                      51-0380412

(State or jurisdiction     (Primary Standard Industrial     (I.R.S. Employer
of incorporation or          Classification Code Number)       Identification
organization)                                                         No.)

31712 Casino Drive, Suite 7B, Lake Elsinore, CA 92530, 909-245-4657 (Address and telephone number of principal executive offices)

31712 Casino Drive, Suite 7B, Lake Elsinore, CA 92530, 909-245-4657
(Address of Principal place of business or intended principal place of business)

Samuel Wierdlow
1400 Colorado St
Boulder City Nv 89005
(Name, address, and telephone number of agent for service)

         Securities to be registered pursuant to Section 12(b) of the Act:
              Title of each class                Name of each exchange on which
               to be so registered               each class is to be registered
                                     None
      Securities to be registered pursuant to Section 12(g) of the Act:
                                 Common Stock
                               (Title of class)

                               Preferred Stock
                               (Title of class)


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                                     PART I

Item 1. Description of Business.

Industry Overview.

       According to the Nutrition Business Journal, the principal markets in which Nova's products compete totaled approximately $65 billion world-wide in 1997 and grew at a compound annual growth rate of approximately 15% from 1992 through 1997. Nova believes several factors account for the steady growth of the global nutrition market, including

o Increased public awareness of the health benefits of nutritional supplements
o     Favorable demographic trends, such as, the "baby boomer" population
o     Older Americans who are more likely to consume nutritional supplements

        Over the past several years, public awareness of the positive effects of nutritional supplements on health has been heightened by widely publicized reports and medical research findings indicating a correlation between the consumption of nutrients and the reduced incidence of certain diseases. These reports have indicated that the United States government and universities generally have increased sponsorship of research relating to nutritional supplements. In addition, Congress has established the Office of Alternative Medicine within the National Institutes of Health to foster research into alternative medical treatment modalities, which may include natural remedies. Congress has also recently established the Office of Dietary Supplements in the National Institutes of Health to conduct and coordinate research into the role of dietary supplements in maintaining health and preventing disease.

      Nova believes that the aging of the United States population, together with a corresponding increased focus on preventative health care measures, will continue to result in increased demand for certain nutritional supplement products. According to Congressional findings that accompanied the Dietary Supplement Health and Education Act, national surveys reveal that almost 43% of Americans regularly consume vitamins, minerals and herbal supplements and 80% consume these products at some time during their lives. The 35-and-older age group of consumers represents 78% of the regular users of vitamin and mineral supplements. Based on data provided by the United States Bureau of the Census, from 1990 to 2010, the 35-and-older age group of the United States population is projected to increase by 32%, a significantly greater increase than the 20% projected for the United States population in general. Nova believes these events and trends together with product introductions have supplied the growth of the nutritional supplement market.


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      New products introduced over the past several years include, among others, function specific products for weight loss, sports nutrition,  menopause, energy
and  mental  alertness.   In  addition,  the  use  of  a  number  of  innovative
ingredients, such as DHEA, chromium picolinate, melatonin, chondroitin sulfate, glucosamine, and L-Phenylalanine have created opportunities to offer new products.

Brands and Products.

      Nova markets its branded products in three principal categories of nutritional supplements: sports nutrition; vitamins, minerals and herbs; and diet. Nova believes that offering its customers a wide variety of products also provides Nova a competitive advantage in capturing an increasing share of the growing nutritional supplement market.

       Nova's brand names are supported by significant advertising and marketing expenditures. Nova plans to launch its Gold's Gym Nutrition line of products in July of 1999. The Gold's Gym name has been a well received and recognized name in the health and fitness Industry.

      Sports Nutrition

      Nova's Gold's Gym sports nutrition line includes a wide variety of products designed to enhance athletic performance and support the results derived from exercise programs. Nova's Gold's Gym sports nutrition products deliver nutritional supplements through a variety of forms, including powdered drink mixes, tablets, capsules, and nutrition bars. The price range for these products is, retail $10.80 to $39.96 with a wholesale of $5.40 to $19.98

      Vitamins, Mineral and Herbs

      Nova markets a complete line of vitamins and minerals, including multivitamins, multiminerals, and antioxidants. These products are offered in various forms, including tablets, capsules, and softgels. Herbs and phytonutrients, which are a growing category in the nutritional supplement industry, are alternatives or complements to over-the-counter pharmaceutical products for consumers who seek a more natural and preventative approach to their health care. The price range of these products is, retail $7.00 to $14.60 with a wholesale of $3.50 to $7.30

      According to the Information Resources Inc. report (24 week ending March 24, 1999), Nova's diet aid item, NxTrim, is California's number one selling diet item per store in the drug class of trade, and the nation's number 12 selling diet item. NxTrim utilizes amino acids, vitamins, and herbs to promote weight control. In a 90 day double-blind clinical study, subjects using NxTrim combined


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with a sensible diet and exercise program,  lost an average of 27 pounds with no adverse side-effects.

      Nova is also currently marketing NxBloc, its second release in the diet aid category. NxBloc contains a proprietary fiber blend RC90 (trademark applied for), that is designed to bind to ingested fat, making fat particles too large to be absorbed by the body. NxBloc is currently available in over 5,000 retail outlets nationwide.

      Nova is also planning to release NxTrim Meal Replacement, a powder shake mix in August of 1999. Nova has already received an order from a drug chain with over 300 stores to be distributed in September of 1999.

      Nova's diet aid products are specifically formulated, packaged and priced to appeal to a wide variety of consumers with different demographic characteristics and physiological needs. The price range for these products is, retail $15.99 to $19.99 with a wholesale price of $7.50 to $12.50.

Sales and Distribution.

        Nova's products are currently sold in over 15,000 retail outlets nationwide. Nova's customers in the mass volume retail channel include:

o     Mass merchandisers - Wal-Mart and Fedco;
o     Drug stores --  American Stores, Rite Aid, Longs Drug Stores, Drug
         Emporium
o     Supermarkets - Albertson's,  Giant, Fred Meyer, Ralph's, Smith's
o     Health food stores - General Nutrition Center (GNC)

      Customers exceeding 10% of Nova's volume in the year ended 12-31-98 include Longs.
Drug Stores, American Stores, and Wal-Mart. These chains are among the first in which Nova attained distribution. As Nova's expansion into other chains continues, the expectation is that there will be no chains exceeding 10% of the total volume. Nova pursues a multi-channel distribution strategy in order to participate in the growth being experienced in each of these channels

Strategic Alliances.

      Nova's has established a nation wide, heavily experienced network of brokers which provides key relationships with major chain buyers in all classes of trade. Nova's has established alliances with manufacturers to provide cutting-edge research and manufacturing capabilities. In addition Nova utilize


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one of the  nations  largest  fulfillment  houses  to  provide  excellent,  cost efficient distribution services. The team established by Nova provides an efficient, competitive, cost effective, low fixed overhead base from which Nova can effectively increase it's share of the growing nutritional supplement markets.

Marketing and Customer Sales Support.

            Nova intends to broaden its leadership position in the nutritional supplement industry. Nova's strategy includes:

o Leveraging its portfolio of established brands through effective consistent advertising to increase its share of the nutritional supplement market
o Developing new brands and product line extensions through its commitment to research and development
o Increasing national distribution through effective management of broker network.

      The target customers for Nova's Gold's Gym sports nutrition products are athletes, bodybuilders and fitness enthusiasts. Nova's Gold's Gym sports nutrition products are intended to generally enhance the consumer's ability to control weight, support muscle growth, lose fat and increase energy levels and stamina.

      A  key  part  of  Nova's  strategy  is to  help  educate  consumers  about innovative, safe and beneficial nutritional supplement products. Nova's marketing and advertising expenditures totaled $658,327 in fiscal 1998. Nova has promoted its products in consumer magazines (VOGUE and WOMAN'S DAY), and trade magazines (BETTER NUTRITION, LET'S LIVE, CHAIN DRUG REVIEW, NATURAL HEALTH, AND NATURAL LIVING). In addition, Nova advertises in most major markets newspaper (LA TIMES, NEW YORK TIMES, BOSTON GLOBE, and CHICAGO TRIBUNE). Nova also utilizes national free standing inserts, which include a coupon, to add additional consumer incentive to purchase Nova's products.

      Nova maintains an Internet web site at www.novanx.com.

Product Research and Development.

      Nova believes it is important to develop new products in the nutritional supplement industry in order to capitalize on new market opportunities, to strengthen relationships with customers by meeting demand and to increase market share. In order to support its commitment to research and development, Nov utilizes DF Industries, Inc., one of the nations largest private label supplement manufacturers, to head research and development efforts. In addition, Nova maintains strong relationships with raw material suppliers, who are usually the first entities to identify innovative new opportunities.

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

Manufacturing and Product Quality.

      Nova has aligned itself with DF Industries, Inc. and Universal Nutrition, Inc. for manufacturing services. Management of the Company believes that they are capable of obtaining the highest quality raw materials in the world, that they have the productive capability to meet the growing demand for nutritional supplement products, and that they are capable of maintaining competitive operating efficiencies while maintaining high product quality standards

      Nova's  two  manufacturing  partners  are  ISO  9000  certified.  Both D F
Industries, Inc. and Universal are equipped with microbiology and quality control laboratories. All production is evaluated using state of the art testing procedures and equipment. Nova's products are subjected to shelf life stability testing to determine the effects of aging. Certified outside laboratories are used to evaluate Nova's manufacturers laboratory performance and to supplement testing capabilities. In addition, certain vendors certify raw material quality, and in some instances, raw material quality is confirmed by a third-party laboratory.

Competition.

        The market for the sale of nutritional supplements is highly competitive. Competition is based principally upon price, quality of products, customer service and marketing support. The nutritional supplement industry consists of six principal types of suppliers:

o Independent health food suppliers, who focus primarily on vitamins and nutritional supplements
o Mass volume retail suppliers, who sell nutritional products that have mass appeal
o     Gym and health club product companies
o     Direct sale and mail order marketers
o     Private label manufacturers
o     Major pharmaceutical companies

      The majority of competitors in the nutritional supplement industry are privately held and Nova is unable to precisely assess the size of such competitors. However, Nova believes that no competitor controls more than 10% of this market.

      Nova believes that by reacting quickly to market changes, scientific discoveries and competitive challenges, Nova will continue to compete, effectively in the nutritional supplement industry. As the nutritional supplement industry grows and evolves, Nova believes retailers will rely heavily on suppliers, such as Nova, that can respond quickly to new opportunities, support them with production capacity and flexibility, and provide innovative and high margin products. Nova believes that it competes favorably with other


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nutritional  supplement companies and major pharmaceutical  companies because of its competitive pricing, marketing strategies, sales support and the quality and breadth of its product line.

Government Regulation.

      The manufacturing, packaging, labeling, advertising, distribution and sale of Nova's products are subject to regulation by one or more governmental agencies, the most active of which is the Food and Drug Administration, which regulates Nova's products under the Federal Food, Drug, and Cosmetic Act and related regulations. Nova's products are also subject to regulation by the Federal Trade Commission, the Consumer Product Safety Commission, the United States Department of Agriculture and the Environmental Protection Agency. Nova's activities are also regulated by various agencies of the states, localities and foreign countries to which Nova distributes its products. The FDCA has been amended several times with respect to dietary supplements, most recently, by the Nutrition Labeling and Education Act of 1990 and DSHEA.

      The FTC, which exercises jurisdiction over the advertising of nutritional and dietary supplements under the Federal Trade Commission Act, has in the past several years instituted enforcement actions against several nutritional supplement companies alleging false and misleading advertising of certain products. These enforcement actions have resulted in the payment of fines and/or consent decrees by certain of the companies involved.

      Governmental regulations in foreign countries where Nova plans to commence or expand sales may prevent or delay entry into the market or prevent or delay the introduction, or require the reformulation of certain of Nova's products. Compliance with such foreign governmental regulations is generally controlled by Nova's distributors for those countries. These distributors are independent contractors over whom Nova has limited control

      Nova may be subject to additional laws or regulations administered by the FDA or other federal, state or foreign regulatory authorities, to the repeal or amendment of laws or regulations, or to more stringent interpretations of current laws or regulations. Nova is unable to predict the nature of such future laws, regulations, interpretations or applications, nor can it predict what effect additional governmental regulations or administrative orders, when and if promulgated, would have on its business in the future. They could, however, require reformulation of certain products to meet new standards, recall or discontinuance of certain products not able to be reformulated, imposition of additional recordkeeping requirements, expanded documentation of the properties of certain products, expanded or different labeling and scientific substantiation. Any or all such requirements could have a material adverse effect on Nova's results of operations and financial condition.

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

Product Liability Insurance.

      Because Nova's products are ingested, it faces the risk that materials used may be contaminated with substances that may cause sickness or other injury to persons who have used them. Although Nova's manufacturing alliances maintain production and operating standards designed to prevent such events, certain portions of the process of product development, including the production, harvesting, storage and transportation of raw materials and finished goods are not within the control of Nova. Furthermore, sickness or injury to persons may occur if products manufactured by Nova are ingested in a manner exceeding the dosage recommended on the product label. Nova cannot control misuse of its products by consumers, or the marketing, distribution and resale of its products by its customers. With respect to product liability claims, Nova has product liability insurance of $5 million, and Nova's manufacturing alliances carry product liability insurance coverage up to $10 million. Nova's product liability insurance does not cover non-safety claims relating to Nova's products, such as noncompliance with label claims or similar matters.

Trademarks.

      The following table displays Nova's current US trademark status:

Mark              Registration Date Serial / Reg. No.       Status
PHENTRIM                04/06/99          2,237,644         REGISTERED NOVA
NATURALS                08/11/97          75/338,870        PENDING
NXTRIM                  12/31/97          75/413,422        PENDING
RC90                    03/29/99          75/671,036F       PENDING

      Nova relies on common law trademark rights to protect its unregistered trademarks. Common law trademark rights do not provide Nova with the same level of protection as afforded by a United States federal registration of a trademark. In addition, common law trademark rights are limited to the geographic area in which the trademark is actually used, while a United States federal registration of a trademark enables the registrant to stop the unauthorized use of the trademark by any third party anywhere in the United States even if the registrants never used the trademark in the geographic area wherein the unauthorized use is being made; provided however, that an unauthorized third party user has not, prior to the registration date, perfected its common law rights in the trademark in that geographical area. Nova intends to register its trademarks in certain foreign jurisdictions where Nova's products are sold. However, the protection available in such jurisdictions may not be as extensive as the protection available to Nova in the United States.

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Employees.

      Nova currently has ten (10) employees: Receptionist / Sales Clerk, Accounts Receivable Clerk, Chief Financial Officer, Accountant, Two (2) key Account Representatives, Vice President of Operations, Product Development / Media Coordinator, CEO, Vice President of Sales and Marketing.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations.

      Statements in this Report concerning the Company's outlook or future economic performance; anticipated profitability, revenues, expenses and other financial items; and statements concerning assumptions made or exceptions to any future events, conditions, performance or other matters are "forward looking" as that term is defined in Federal Securities Laws. Forward looking statements are subject to risks, uncertainties, and other factors, which would cause actual results to differ materially from those stated in such statements. Such risks, uncertainties and factors include, but are not limited to, (i) the Company has grown rapidly and there can be no assurance that the Company will continue to be able to grow profitably or manage it's growth, (ii) competition, (iii) the Company's quarterly operating results have fluctuated in the past and are expected to fluctuate in the future, (iv) the Company's business experiences seasonality, (v) the loss of services of key individuals could have a material adverse effect on the Company's business, financial condition, or operating results.

Trends and Uncertainties

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. At March 31,1999, the Company had cash and cash equivalents of $ 35,360 and a working capital deficit of $100,604. The Company generated a net loss of $582,184 for the fiscal year ended December 31, 1998., and $335,599 for the quarter ended March 31, 1999. The Company is anticipating a net loss for the second quarter of 1999 as well. The Company will require a significant amount of capital to continue its planned operations. Accordingly, the Company's ability to continue as a going concern is dependent upon its ability to secure an adequate amount of capital to finance its anticipated losses and planned principal operations. The Company's plans include a $5 million private placement offering, and seeking a $700,000 bridge loan.
However, there is no assurance that the Company will be successful in these efforts. In the event the Company receives minimal or no proceeds from these efforts, the Company will seek alternative funding sources and may adjust its focus and expenditures required for implementing its planned operations. These factors, among others, may indicate that the Company will be unable to continue as a going concern for a reasonable period of time.

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

    The Company operates in a rapidly changing environment that involves a number of risks, some of which are outside the control of the Company. The following discussion highlights some of these risks and others are discussed elsewhere in this document.

    The time frame for market success for the Company's new products is potentially long and uncertain. There can be no assurance that the retail trade will accept the Company's new products, or if accepted, whether the Company's marketing efforts will result in consumer initial and repeat purchase of these products.

        Changing government regulations relative to the Company's products could result in the inability to continue marketing one or more of it's products, or could cause changes in packaging, resulting in unfavorable affect on the financial position or results of operations of the Company.

        The Company faces substantial competition from a variety of sources, most of which are better capitalized and have more resources than the Company. There can be no assurance that the efforts of one or more of these competitors will not render one or more of the Company's products non-competitive in the marketplace.

        The Company relies on third party organizations for its manufacturing, distribution, and sales. There can be no assurances that these organizations will continue to meet the Company's growing need to expand it's product lines on a commercially feasible basis. Should one or more of these critical organizations not fulfill the growing needs, there can be no assurance that the Company will be able to find an economically feasible replacement on a timely basis.

Liquidity and Capital Resources

      Net cash used by operating activities was $666,512, and net cash used in investing activities was $455,077 in the three months ended March 31, 1998. Included in the funds utilized were the purchase of formulations $450,000, prepaid royalties $200,000 and prepaid licensing and registration $300,000, which were acquired through the issuance of common stock. Current assets, consisting mainly of accounts receivable, increased by $166,512 in support of sales growth. Cash flows from investing activities included issuance of common stock in the amount of $957,436, and debt financing of $181,100 from a note payable to shareholder.

    Net cash used by operating activities was $252,984 in the three months ended March 31,1999. Funds utilized were substantially an investment in marketing and promotion of the NxTrim and NxBloc products. Cash provided by investing


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

activities for the quarter were $168,884 from notes payable to shareholder, and issuance of common stock in the amount of $21,700.

      Net cash used by operating activities for the fiscal year ended December 31, 1998 was $989,751, and cash used by investing activities was $540,735. Cash used by operating activities includes increased current assets, consisting mainly of accounts receivable, inventory, and prepaid expenses that increased in support of sales growth during the year. Investing activities included the purchase of formulations $460,000, prepaid royalties $200,000, and prepaid licenses $300,000, which were acquired through the issuance of common stock. Debt financing of $630,730 was obtained through a note payable to a shareholder.

      In order to reduce the accounts payable to current vendors, to continue the expansion of NxTrim and Nxbloc, to introduce NxTrim Meal Replacement and Gold's Gym Nutrition line, Nova will attempt to raise $5 million dollars through a private placement, and to raise $700,000 through a bridge loan in advance of the private placement. Subsequent to March 1999, Nova has entered into agreement with Compass Point Group Incorporated to manage Nova's public relations, to enhance of investor relations, to develop a financial web page, to distribute Nova financial data to market makers, financial media, and internet stock pages, to conduct radio interviews, and to perform general public relations support. In addition, Compass Point Group Incorporated has been contracted to prepare and market to the investment community a private placement offering in the amount of $5,000,000. National Broker Dealer Service Corp. has contracted with Nova to provide consultation on SEC reporting. E B I Securities Corporation has agreed to perform investment banking and financial advisory services with respect to the private placement offering. In connection with the above agreements Nova has committed to pay $40,000, to issue warrants to purchase 100,000 shares at $1.00, and to offer up to 544,551 shares of common stock depending on various performance criteria. In conjunction with the above consulting contracts, non affiliated shareholders, in order to facilitate Nova's attainment of the business plan, have paid a portion of the consulting fees without cost to the Company. Nova has entered into a contract with The MerchantHouse (US) Inc. to obtain a $700,000 bridge loan in advance of the private placement offering. Execution of the bridge loan is subject to MerchantHouse's successful completion of their due diligence process.

Results of Operations

      From inception to date, Nova has reflected losses in the results of operations due to, the expenditures of advertising and promotion to build brand equity in the NxTrim and NxBloc products, and due to expenditures to build the selling and administrative infrastructure required to accomplish the aggressive growth plan for these products.

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      Net Revenues for the three months ended March 31, 1999 were $ 461,137,  an increase of $165,209, or 56% over three months ended March 31,1998. Revenues for the three months ended March 31,1999 were reduced by $140,000 in returns related to a packaging change from a bottle to a bottle packaged in a peggable box. Revenues for the quarter, before these credits, were $601,137 or an increase of $305,209 or 103% increase over prior year. The change in packaging provides Nova the opportunity for much better shelf placement, and gives the consumer much greater visibility of Nova's marketing points of difference from competitive products. The increase in sales is related to the introduction of NxBloc, to increased distribution to additional chain stores, and to increased sales to existing chains. The increased distribution in new chains results from the efforts of Nova's national broker network, which was developed in the third and fourth quarters of 1998.

      Cost of goods sold as a percentage of sales has declined from 53.8% in the three months ended March 31, 1998 to 31.3% for the same period in 1999. In 1998, as a start up company, initial purchases were made in lower production quantities and as such were at a substantially higher cost. Through increased volume and competitive bidding, a more cost-effective supplier was located and the product cost was significantly reduced.

      Sales and Marketing expenses for the three months ended March 31, 1999 were $401,688, an increase of $280,005, or 232% over the same period in the prior year. A large New Year's resolution promotion was executed in December of 1998, for January retail sales. The advertising expenses were incurred in the first quarter but a significant portion of the sales were shipped in December in order to be on the shelves for New Year's day. A calculated investment consisting of a Vogue Magazine advertisement, selected key market run of press advertising, and a national free standing insert with a $1.00 off coupon was made in the first quarter of 1999. This program, by intent, fell on some empty shelves at retail, because of limited distribution in large areas of the country. However, the investment was made to lend credibility to Nova's advertising program in the eyes of prospective new chains, demonstrating clearly Nova's commitment to product support. On the strength of this aggressive advertising execution, Nova obtained first quarter opening orders from 16 new chains with total stores of 2,673 and annual sales potential of 1.3 million dollars. Additional sales presentations were made to 26 chains with stores totaling 14,527 and annual sales potential of $6.9 million dollars. Feedback from these presentations indicates that Nova will very likely receive opening orders in this fiscal year.

      General and Administrative expenses for the three months ended March 31, 1999 were $250,859 an increase of $164,821 or an increase of 191% over the same period in the prior year. The increase is due to interest expense on factored accounts receivable, to salaries, insurance, legal and professional fees related to becoming a publicly traded company and to building the infra structure to accommodate the planned rapid growth in sales.

          During the fiscal year ended December 31, 1998, quarterly revenues have grown steadily as a result of increasing distribution to new customers, and repeat sales to existing customers. This trend is masked in the third quarter by an end cap display program with Longs, Savons, and Wal-Mart. The end cap program generated sales of 20 to 29 cases per store displayed on an end cap featuring a tv/vcr combination showing a loop tape on the NxTrim product. The program resulted in the second quarter being unusually high due to the large quantity sold in, and the third quarter being lower due to lack of repeat sales while the end caps sold through. In addition, third quarter revenues were lowered by return quantities from end caps, which did not sell through completely in selected stores.

        For the fiscal year ended December 31, 1998, cost of sales as a percent of revenues declined steadily each quarter as the higher cost first quarter purchase prices were sold through. The cost of product was significantly reduced due to the lower cost of a new supplier as well as purchases of greater quantities. Net revenues were reduced in the third and fourth quarters due to introductory off invoice programs related to new distribution deals. The off invoice reduction of revenues resulted in an increase in the cost of sales as a percent of revenues, partially offsetting the percentage decline in cost of sales due lower cost product.

        During the fiscal year ended December 31, 1998, sales and marketing expenses fluctuated significantly from quarter to quarter due to the timing of advertising relative to the sales to the trade. End cap promotion sales late in the second quarter were supported by advertising in the third quarter, causing an increase of advertising and promotion to 79% of revenues in the third quarter. End cap promotions in December, supported by advertising in the first quarter of 1999 caused a lower percentage of sales and marketing expense in the fourth quarter of 1998. Throughout the year, the Company increased the selling expenses, building to the point at which an experienced Senior Vice President of Sales and Marketing was on board with a sales staff capable of managing the national network of brokers.

        General and Administrative expenses increased steadily throughout the year ended December 31, 1998, as the Company built the infrastructure required to support the planned rapid revenue growth. In the fourth quarter administrative expenses grew significantly due to travel expenses for presentations to new customers, legal, accounting and consulting fees related to becoming a public company, and insurance costs related to large increase in revenues, and to becoming a public company.

        Tax benefits of current year and prior year losses are not reflected in the financial statements. A valuation reserve is provided for deferred tax assets because as a development stage company, the ability to realize deferred tax assets through future operations has not yet been demonstrated.

Year 2000 Issues

            The Company could be impacted by the year 2000 issue, which results from computer programs being written using two digits rather than four to define the applicable year. Any of the Company's, or their critical supplier's computer programs could fail and result in a system failure, or miscalculations causing disruptions of operations, including among other things, a temporary inability to process transactions, send invoices, or engage in normal business activities. The Company's systems are all relatively new, PC based, and stated to be year 2000 compliant. Electronic communications with critical suppliers are minimal and problems in that arena should be minimal.


Item 3. Description of Property.

       Nova owns no property. Nova currently leases a 3,800 square foot office suite. Under an operating lease terminating June 11, 2002 Nova pays monthly rental of $2,750 plus Common Area Maintenance of $1,084 per month.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

 The following table sets forth certain information regarding the beneficial ownership of our Common Stock as of March 31,1999 by

o Each shareholder known by us to own beneficially more than 5% of the common stock
o     Each executive officer
o     Each director and all directors and executive officers as a group:

    ------------------------------------------------------------------
                Name             Number of Shares (1)   Percentage
    ------------------------------------------------------------------
    Ralph Mann Chief Executive   5,600,000            44.41%
    Officer and Director
    3811 Stone Meadow
    Murrieta, Ca 92562
    ------------------------------------------------------------------
    Showtime Partners,           4,150,000            32.91%
    shareholder (2)
    31712 Casino Dr Suite 7B
    Lake Elsinore, Ca  92530
    ------------------------------------------------------------------
    Carlos Schmidt M.D.,            250,000            1.98%
    Director

    613 Avenida Acapulco
    San Clemente, Ca 92672
    ------------------------------------------------------------------
    James Ayres, Vice                     100              0%
    President, and Director
    25573 Dorval Ct
    Menifee, Ca 92584
    ------------------------------------------------------------------
    Robert Eggering                       600              0%
    23089 Joaquin Ridge Dr
    Murrieta, Ca 92562
    ------------------------------------------------------------------
    Fred Zinos                            100              0%
    24375 Jackson Ave
    Murrieta, Ca 92562
    ------------------------------------------------------------------
    Charles Braden                           -              0%
    38002 Calle De Lobo
    Murrieta, Ca 92562
    ------------------------------------------------------------------
    All Directors and Officers   5,850,100            46.39%
    as a group (6 persons)
    ------------------------------------------------------------------


 (1) This table is based upon information derived from our stock records. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, we believe that each of the shareholders named in this table has sole or shared voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based upon 12,610,282 shares of Common Stock outstanding as of March 31,1999.

(2) Showtime Partners is a general partnership consisting of 21 irrevocable trusts whose beneficiaries are relatives of Ralph Mann, Director and Chief Executive Officer

Item 5. Directors and Executive Officers.

            The names and ages of our executive officers and directors as of May 31, 1999, are as follows:

       Name               Age                       Position/Term

Ralph Mann                58    CEO & President/Director - From inception to
                                present
James Ayres               28    Senior Vice President &
                                Secretary/Director - From Inception to
                                present
Robert Eggering           55    Chief Financial Officer - From 4-30-98 to
                                present

Fred Zinos                56    Senior Vice President of Sales & Marketing-From
                                11-2-98 to present
Carlos Schmidt, M.D.      52    Director - From inception to present
Charles Braden            56    Director - From 5-20-99 to present



      Mr. Ralph Mann, President and Chief Executive Officer, founded Nova Pharmaceutical in January 1998 and became the Chairman of the Board in February 1998. From September 1992 to December 1997, Mr. Mann owned and acted as President for Canyon Fitness Center, Inc., a health club business. From May 1975 to July 1989, Mr. Mann was the majority shareholder and Chief Executive Officer of the Glen Ivy Financial Group, a time share business.

      Mr. James Ayres, Senior Vice President & Secretary, joined us in January 1998 and became a board member in February 1998. From November 1989 to December 1997, Mr. Ayres was Vice President and acting General Manager of Canyon Fitness Center, Inc., a health club business. Mr. Ayres received an Associate Arts degree and an Associate of Science degree (1993) from San Jacinto College, California.

      Mr. Robert Eggering, Chief Financial Officer, joined us in April of 1998. From May of 1997 to April of 1998, Mr. Eggering was Controller of Coast Coverters, Inc., a custom plastic bag manufacturer. From April 1996 to April 1997, Mr. Eggering was Controller of Tempo/Pacific Coast One Stop, a wholesale and retail recorded music distributor. Prior to joining Pacific Coast, Mr. Eggering held positions with ConAgra, Inc., a conglomerate with grain commodity trading, meat and food processing businesses. Mr. Eggering received a Bachelor's Degree (1966) in Psychology from St. Louis University and a Master's Degree (1971) in Accounting from Missouri University.

      Mr. Fred Zinos, Senior Vice President of Sales & Marketing, joined us in November of 1998. From June of 1997 to October of 1998, Mr. Zinos was Vice President of Sales and Marketing for Enforma Natural Products, Inc., a natural product manufacturer. From January of 1996 to May of 1997, Mr. Zinos was Vice President of Sales for Nature's Products Inc., a natural product manufacturer. Prior to joining Nature's Products, Mr. Zinos held positions with Shelby Health Systems., a natural products manufacturer. Mr. Zinos received a Bachelor's Degree (1965) in Business Administration from the University of Wisconsin.

      Dr. Carlos Schmidt, M.D., Supervising Physician, joined us in January of 1998, and became a board member in February of 1998. From July of 1996 to present, Dr. Schmidt is a Medical Director at the Bristol Park Medical
Group. From July of 1987 to June of 1996, Dr. Schmidt was an ER Physician and Assistant Director of Emergency Services at Mission Hospital. Dr.

Schmidt received a Bachelor's Degree in Science and a Medical Degree (1973) from the University of Guadalajara School of Medicine.

    Mr. Charles Braden, Director joined us as a Director in May of 1999. Mr. Braden brings 35 years of experience in general management with an emphasis on real estate, property management, marketing, financial controls and human resources. Mr. Braden is currently serving as President and CEO of CBS Associates which provides consulting services in real estate, insurance, and general contracting.

    Item 6. Executive Compensation.

       The following table sets forth summary information concerning the compensation received for services rendered to us during the year ended December 31, 1998 by the chief executive officer. No other executive officers received aggregate compensation during our last fiscal year, which exceeded $100,000. Other annual compensation consists of health insurance premiums paid for by us on behalf of the named officers, and in some cases, the spouse and dependents of the named officers.


--------------------------------------------------------------------------------
                           SUMMARY COMPENSATION TABLE
--------------------------------------------------------------------------------
Name and Principal  Year    Annual Compensation           All Other Compensation
Position                    Salary   Bonus
--------------------------------------------------------------------------------
Ralph Mann,         1998    $32,756  N/A                          $2,852
President
--------------------------------------------------------------------------------

      During the 1998 fiscal year, we entered into an employment agreement with Fred Zinos. The agreement is on an at-will basis. Under the terms of the agreement, Mr. Zinos is required to devote his full time to our business. We have agreed to pay him a base salary of $90,000 annually. We will pay him cash bonuses based upon the following: 10% of annual salary for attainment of gross sales within 80% of plan, 20% for 100% attainment of plan gross sales, and 30% for attainment of 20% above gross sales plan. The plan is prepared annually by Nova employees and approved by the president. The only deduction from gross sales used in computing this compensation is returned goods. In addition, we have agreed to grant him the option to purchase common stock at $2.00 per share, based upon the following: 5,000 shares for 80% attainment of plan sales, 10,000 shares for 100% attainment of plan gross sales, and 25,000 shares for attainment of 25% above plan gross sales.

      During the 1998 fiscal year, we entered into an employment agreement with Robert Eggering. The agreement is on an at-will basis. Under the terms of the agreement, Mr. Eggering is required to devote his full time to our business. We have agreed to pay him a base salary of $90,000 annually. In addition, we have agreed to pay him $15,000 annually toward a whole life insurance policy maintained by his spouse on his life.

Board Composition and Related Matters

      Directors are elected annually at our annual meeting of stockholders and serve for a term of one year. Our Bylaws currently provide for a Board of Directors comprised of 7 directors.

      Our officers are appointed by the Board of Directors and serve at the Board's discretion.

      At this time, we have no compensation committee or other board committee performing equivalent functions. Mr. Mann, our current chief executive officer, has established a salary of $50,000 annually for himself.

Board Compensation

    Our directors do not receive cash compensation for their services as directors, although some directors are reimbursed for reasonable expenses incurred in attending Board meetings.

Item 7. Certain Relationships and Related Transactions.

Private Placements of Securities

      On May 8, 1998 Nova Pharmaceutical, Inc did a reverse merger with Nalbando Enterprises, Inc. Nalbando Enterprises Inc. was the surviving corporation and it immediately changed its name to Nova Pharmaceutical, Inc. In conjunction with that merger, Ralph Mann, Director and President obtained 5,600,000 shares of restricted common stock in surviving corporation, named Nova Pharmaceutical Inc. in exchange for common stock in the former Nova Pharmaceutical, Inc. In the same transaction, Showtime Partners (a general partnership consisting of 21 irrevocable trusts established in 1989 whose beneficiaries are all related to Ralph Mann) received 4,150,000 shares of restricted common stock in the surviving corporation named Nova Pharmaceutical, Inc in exchange for common stock in the former Nova Pharmaceutical, Inc. In conjunction with the same transaction, Dr Carlos Schmidt, M.D., Director received 250,000 shares of restricted common stock in the surviving corporation in exchange for stock in the former Nova Pharmaceutical, Inc.

Transactions with Directors and Officers

      Showtime Partners has lent Nova money for operating funds under a note payable agreement. At 3-31-99, the principal balance of the Note was $794,619 and interest accrued totaled $36,783. The terms of the Note Payable include an annual interest rate of 6%, principal and accrued interest due and payable on January 31, 2001. Initially, Showtime Partners signed an agreement to convert $500,000 of the Note to preferred stock at March 31, 1999. Subsequently, Showtime has agreed to exchange $500,000 of the Note for 204,082 shares of restricted common stock at March 31, 1999. On March 31, 1999 the shares were exchanged at $2.45 per share, which represented a 30% discount to the projected value of the free trading Nova common shares. Through consultation with our investor relations and investment banking firms, the discount of 30% was determined as reasonable for a large block purchase of SEC Rule 144 restricted stock.

      Nova has a Note Payable to Ralph Mann, CEO, and Director in the amount of $5,000. The Note, dated May 6, 1998, bears interest at an annual rate of 7%, with principal and interest due and payable on December 31, 1999. The Note was given in exchange for Mr. Mann's shares of preferred stock in the now-defunct Nova Pharmaceutical, Inc.

      Nova holds a Promissory Note Receivable dated August 31, 1998 from Dr Carlos Schmidt, MD, Director, in the amount of $5,000. The Note bears interest at an annual rate of 6% and has a stated principal payment date of December 31, 1998. The Company has agreed to extend the principal and accrued interest payment date to March 5, 2000. The Company also holds a Promissory Note Receivable dated March 5, 1998 from Dr Carlos Schmidt, MD, Director, in the amount of $10,000. The Note bears interest at an annual rate of 6% with principal and accrued interest payable on March 5, 2000.

      We have utilized the services of the J Mann Studios for professional artwork, packaging development, printed materials, packaging samples, and print advertising development. John Michael, owner of J Mann Studios, is the brother of Ralph Mann Director and President. Payments to J Mann Studios totaled $104,682 in the calendar year 1998. We believe that the above transactions were entered into on terms no less favorable than would be obtained from unrelated third parties.

Item 8. Description of Securities.

    All significant provisions of our capital stock are summarized in this prospectus. However, the following description is not complete and is governed by applicable Nevada law and our articles of incorporation and bylaws. We have filed copies of these documents as exhibits to this registration statement.

Common Stock

    Of the 12,610,282 common shares issued, 1,800,000 are registered for trading on the National Quotations Board Pink Sheets, and 10,810,282 are Rule 144 restricted shares. Officers, directors and related parties currently control 10,204,282 of the 10,810,282 Rule 144 restricted shares outstanding at March 31,1999, and 800 of the 1,800,000 common shares registered for trading on the National Quotations Board Pink Sheets. Nova has entered into agreements with investor relations, market maker, and investment banking firms to educate the investing public on Nova's stock, to become a SEC reporting company traded on the OTC bulletin board, and to prepare and sell a five million dollar private placement offering. In conjunction with these contracts, Nova has committed to pay $40,000, to issue approximately 544,551 shares of common stock and to issue warrants to purchase 100,000 shares of common stock at $1.00. The number of shares to be eventually committed are dependent on stock value at date of issue and the attainment of target levels of Nova's stock volume and price performance. In conjunction with the above consulting agreements, non affiliated shareholders, in order to facilitate the Company's attainment of its business plans, have paid a portion of the consulting fees without cost to the Company.

o Authorized shares of common stock: 25,000,000 with a par value of $.001 per share.

o     Issued shares of common stock: 12,610,282 shares at March 31, 1999.

o Each common shareholder may cast one vote for each share held of record on all matters submitted to vote

o     There are no cumulative voting rights in the election of directors.

o Common shareholders are entitled to receive dividends when and if declared by the Board of Directors.

o Common shareholders are entitled to a share in the distribution of assets after payment of all money owed to the Company's creditors.

o There are no preemptive rights to purchase additional shares offered by the Company.

Preferred Stock

    In May of 1999, the Company has authorized 10,000,000 Preferred Stock, none are issued, or outstanding. In the 12-31-98 audited financial statement a footnote refers to an agreement with a shareholder to convert $500,000 of long term debt to preferred shares. Subsequent to publishing the audited statement, the Company negotiated with the shareholder to convert the $500, 000 long term debt to 204,082 shares of 144 restricted common shares. The conversion was executed at March 31, 1999. Shortly after this filing, the Company intends to execute a private placement offering of 2,000,000 shares of preferred stock at $2.25 per share. Fees and expenses of offering are estimated at 10% of $5,000,000 gross proceeds. The certificate of designations, preferences, and rights of the preferred shares are included in the exhibits to this filing.

Our board of directors can issue preferred stock at any time with any legally permitted rights and preferences without your approval.

     Our board of directors, without your approval, is authorized to issue preferred stock. They can issue different classes of preferred stock, with some or all of the following rights or any other rights they think are appropriate and that are legal:

o     Voting
o     Dividend
o     Required or optional repurchase by us
o Conversion into common stock, with or without additional payment o Payments preferred stockholders will receive before common stockholders if we go out of business forever

    The issuance of preferred stock could provide us with flexibility for possible acquisitions and other corporate purposes. But it also could render meaningless your right to vote your stock on a matter that you are entitled to vote on because preferred stockholders could own shares with a majority of the votes required on any issue. Someone interested in buying our company may not follow through with their plans because they could find it more difficult to acquire, or be discouraged from acquiring, a majority of our outstanding stock because we issue preferred stock.

                                   PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters.


In February of 1999, Nova's common stock was cleared for quotation on the National Quotations Board Pink Sheets. Nova's common shares began trading publicly in March 1999. We are currently trading under the symbol NOVX

      The high and low sales prices for our stock for each full quarterly period within the two most recent fiscal years, which we traded are set forth below.

Quarterly Period Ending                       High         Low

3-31-99                                       4.00         3.50

      As of March 31, 1999, we had 62 of shareholders of our common stock.

      We have never paid any dividends and do not expect to do so in the foreseeable future.

Transfer Agent and Registrar

    The transfer agent /registrar for the common stock is Signature Stock Transfer Inc. The transfer agent's address and telephone number is 14675 Midway Road - Suite 221 Dallas, TX 75244 972-788-4193 fax 972-788-4194
Contact:  Jason Bogutski

Item 2.  Legal Proceedings.

    We are not a party to, nor, are we aware of any pending or threatened lawsuits or other legal actions.

Item 3.  Changes in and Disagreements with Accountants.

       None

Item 4 Recent Sales of Unregistered Securities.

   The following sets forth information relating to all previous sales of Common Stock by the Registrant which sales were not registered under the Securities Act of 1933.

--------------------------------------------------------------------------
Name of         Securities    Date       Consideration     Exemption
Purchaser       sold - type              cash or specify   from
                and amount               fair value of     registration
                                         services/ Terms   claimed.
                                         of conversion or
                                         exercise /if
                                          option
--------------------------------------------------------------------------
Fordee          500,000       4-10-98    $5,000            504
Management Co.  common shares
--------------------------------------------------------------------------
The Gerald      300,000       4-27-98    $3,000            504
Romero Trust    common shares
--------------------------------------------------------------------------
The Bull        10.000        8-31-98    $  100            504
Dragon Trust    common shares
--------------------------------------------------------------------------
The A-Z         10,000        8-31-98    $  100            504
Creative Trust  common shares
--------------------------------------------------------------------------
Chad Lee        10,000        9-3-98     $  100            504
                common shares
--------------------------------------------------------------------------
Sharmen         10,000        9-3-98     $  100            504
Vigouret        common shares
--------------------------------------------------------------------------
Marlene          7,000        9-3-98     $   70            504
Schluter        common shares
--------------------------------------------------------------------------
Elizabeth A Lee 10,000        9-3-98     $ 100             504
                common shares
--------------------------------------------------------------------------
Cary Lee        10,000        9-3-98     $ 100             504
                common shares
--------------------------------------------------------------------------
Corby Lee       10,000        9-3-98     $100              504
                common shares
--------------------------------------------------------------------------
Diane Lee       7,000         9-3-98     $ 70              504
                common shares
--------------------------------------------------------------------------
Deborah         10,000        9-3-98     $100              504
Jacobsen        common shares
--------------------------------------------------------------------------
Danny Chang     10,000        9-3-98     $100              504
                common shares
--------------------------------------------------------------------------
Loretta Barner  8,000         9-3-98     $ 80              504
                common shares
--------------------------------------------------------------------------
Edward          8,000         9-3-98     $ 80              504
Ratnarajah      common shares
--------------------------------------------------------------------------
Todd Marston    8,000         9-3-98     $ 80              504
                common shares
--------------------------------------------------------------------------

Lance Momotani  8,000         9-3-98     $ 80              504
                common shares
--------------------------------------------------------------------------
Mitchell Ponak  5,000         9-3-98     $ 50              504
                common shares
--------------------------------------------------------------------------
Darin Wong      8,000         9-3-98     $ 80              504
--------------------------------------------------------------------------
Kristen Wong    8,000         9-3-98     $ 80              504
                common shares
--------------------------------------------------------------------------
Nicole Wong     8,000         9-3-98     $ 80              504
                common shares
--------------------------------------------------------------------------
Norman Chin     6,000         9-3-98     $ 60              504
                common shares
--------------------------------------------------------------------------
Ron Chin        6,000         9-3-98     $ 60              504
                common shares
--------------------------------------------------------------------------
Fred Chang      10,000        9-3-98     $ 100             504
                common shares
--------------------------------------------------------------------------
John Ljuljovic  8,000         9-3-98     $ 80              504
                common shares
--------------------------------------------------------------------------
Yun Gerbrandt   8,000         9-3-98     $ 80              504
                common shares
--------------------------------------------------------------------------
Ray Wada        8,000         9-3-98     $ 80              504
                common shares
--------------------------------------------------------------------------
Bantu Sukul     7,000         9-3-98     $ 70              504
                common shares
--------------------------------------------------------------------------
Luigi Scaglione 7,000         9-3-98     $ 70              504
                common shares
--------------------------------------------------------------------------
Onkar Sandhu    7,000         9-3-98     $ 70              504
                common shares
--------------------------------------------------------------------------
Harry Reck      7,000         9-3-98     $ 70              504
                common shares
--------------------------------------------------------------------------
Tia Hoy         9,000         9-3-98     $ 90              504
                common shares
--------------------------------------------------------------------------
Shaun Chin      2,000         9-3-98     $ 20              504
                common shares
--------------------------------------------------------------------------
Leigh Ivancoe   2,000         9-3-98     $ 20              504
                common shares
--------------------------------------------------------------------------
Jess Sarber     5,000         9-3-98     $ 50              504
                common shares
--------------------------------------------------------------------------
Dave Lambert    5,000         9-3-98     $ 50              504
                common shares
--------------------------------------------------------------------------

Sandra A.       5,000         9-3-98     $ 50              504
Collins         common shares
--------------------------------------------------------------------------
Terri Schollen  4,000         9-3-98     $ 40              504
                common shares
--------------------------------------------------------------------------
Dave            4,000         9-3-98     $ 40              504
Hihashitani     common shares
--------------------------------------------------------------------------
Chris Ramsami   4,000         9-3-98     $ 40              504
                common shares
--------------------------------------------------------------------------
Mike Denike     4,000         9-3-98     $ 40              504
                common shares
--------------------------------------------------------------------------
Erik Davidson   3,000         9-3-98     $ 30              504
                common shares
--------------------------------------------------------------------------
Rae Wong        8,000         9-3-98     $ 80              504
                common shares
--------------------------------------------------------------------------
Wayne Chow      6,000         9-3-98     $ 60              504
                common shares
--------------------------------------------------------------------------
The Gerald      200,000       9-4-98     $2,000            504
Romero Trust    common shares
--------------------------------------------------------------------------
The Diana Snow  500,000       9-17-98    $5,000            504
Trust           common shares
--------------------------------------------------------------------------
Al Andrade      100           1-4-99     $   250           Employee
(4)             common shares                              Christmas
                                                           Bonus
--------------------------------------------------------------------------
Robert          100           1-4-99     $   250           Employee
Eggering (4)    common shares                              Christmas
                                                           Bonus
--------------------------------------------------------------------------
Debra Mann      100           1-4-99     $   250           Employee
(4)             common shares                              Christmas
                                                           Bonus
--------------------------------------------------------------------------
Fredrick Zinos  100           1-41-99    $   250           Employee
(4)             common shares                              Christmas
                                                           Bonus
--------------------------------------------------------------------------
Jennifer        100           1-4-99     $   250           Employee
Spriet (4)      common shares                              Christmas
                                                           Bonus
--------------------------------------------------------------------------
James Ayres (4) 100           1-4-99     $   250           Employee
                common shares                              Christmas
                                                           Bonus
--------------------------------------------------------------------------
John            100           1-4-99     $   250           Employee
Kleinpeter (4)  common shares                              Christmas

                                                           Bonus
--------------------------------------------------------------------------
John            100           1-4-99     $   250           Employee
Normandeau (4)  common shares                              Christmas
                                                           Bonus
--------------------------------------------------------------------------
Keith Ayres (4) 100           1-4-99     $   250           Employee
                common shares                              Christmas
                                                           Bonus
--------------------------------------------------------------------------
Sandra          100           1-4-99     $   250           Employee
Tranquill (4)   common shares                              Christmas
                                                           Bonus
--------------------------------------------------------------------------
Antionette      100           1-4-99     $   250           Employee
Lamkin (4)      common shares                              Christmas
                                                           Bonus
--------------------------------------------------------------------------
Steven G.       5000          12-25-99   $12,250           Investor
Trapp & Co. (5) common share                               Relations
                                                           Consulting
                                                           Agreement

--------------------------------------------------------------------------
Showtime        204,082       3-31-99    $500,000          Conversion of
Partners (3)    common shares                              Long term Debt
--------------------------------------------------------------------------


Note:   (1) With respect to the 504d sale of stock:  Sales were made to
accredited investors based on completed questionaires.   No commissions were
paid.   All appropriate state laws were observed.  The Form D was filed with the Securities and Exchange Commission.

Note: (2) Unless otherwise indicated above, all securities were sold by our officers, directors and employees in compliance with Rule 3a-4.

Note: (3) Showtime Partners is a general partnership consisting of 21 irrevocable trusts established in 1989 whose beneficiaries are all related to Ralph Mann, Director and CEO.
Shares were issued under section 4(2), Showtime Partners is a sophisticated investor.

Note: (4) Employees are deemed to be sophisticated investors with respect Nova Pharmaceutical, Inc. and as such are under Section 4(2).

Note: (5) Steven Trapp & Associates is a sophisticated investor and as such is under Section 4(2).

Item 5.   Indemnification of Directors and Officers.

      Our Bylaws do not contain a provision entitling any director or executive officer to indemnification against liability under the Securities Act of 1933. The Nevada Revised Statutes allow a company to indemnify its officers, directors, employees, and agents from any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, except under certain circumstances. Indemnification may only occur if a determination has been made that the officer, director, employee, or agent acted in good faith and in a manner, which such person believed to be in the best interests of the company. A determination may be made by the shareholders; by a majority of the directors who were not parties to the action, suit, or proceeding confirmed by opinion of independent legal counsel; or by opinion of independent legal counsel in the event a quorum of directors who were not a party to such action, suit, or proceeding does not exist. Provided the terms and conditions of these provisions under Nevada law are met, officers, directors, employees, and agents of the Company may be indemnified against any cost, loss, or expense arising out of any liability under the '33 Act. Insofar as indemnification for liabilities arising under the '33 Act may be permitted to directors, officers and controlling persons of the Company. The Company has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy and is, therefore, unenforceable.


                                   PART F/S

Financial Statements and Supplementary Data.

(a)   Financial Statements See Ref's below under Exhibit Section

               F1     Audited Annual Financial Statements - December 31, 1998

               F2     Quarterly Financial Statements - March 31, 1999

(b)   Supplementary Financial Information  - Not Applicable

                                   PART III

 Index to Exhibits.

Item 3

3.1   Articles of Incorporation -Page
3.2   Bylaws
3.3   Articles of Merger
3.4   Plan of Merger
3.5 Special Meeting of the Board of Directors - increased directors to seven - authorized 10,000,000 preferred shares

Item 4

4.1     Registration rights for preferred shares

Item 10

10.1  Employment Contract - Fred Zinos
10.2  Employment Contract - Robert Eggering
10.3  Master Purchase and Sale Agreement - Sun Capital
10.4  Gold's Gym International, Inc Merchandise License Agreement
10.5  The MerchantHouse, (US) Inc.  Merchant Banking Bridge Transaction
10.6  National Broker Dealer Service Corp.  Consulting Agreement
10.7 Compass Point Group, Inc. Consulting Agreement - Investor Relations Production
10.8  Compass Point Group, Inc.  Consulting Agreement - Investor Relations
10.9  E B I Securities Consulting Agreement
10.10 Note Payable to Showtime Partners, Shareholder with Amendments
10.11 Note Receivable Carlos Schmidt, M.D., Director

Item 23

1.    Consent of Sarna & Company Certified Public Accountants

Item 99

99.1  F1 - Audited Annual Financial Statements - December 31, 1998
99.2  F2 - Quarterly Financial Statements - March 31, 1999

                       SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Nova Pharmaceutical Inc.

/s/ Ralph Mann
Director, Chief Executive Officer

/s/ Robert Eggering
Chief Financial Officer

Date:  June 25, 1999

Date Filed: June 28, 1999                                  SEC File No._______










                      SECURITIES AND EXCHANGE COMMISSION



                            WASHINGTON, D.C. 20549








                                   EXHIBITS

                                      TO

                            REGISTRATION STATEMENT

                                  ON FORM 10

                                     UNDER

                          THE SECURITIES ACT OF 1934